UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 Under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Securities Purchase AgreementS and Registration Rights AgreementS

On July 29, 2025, ZOOZ Power Ltd., a company incorporated under the laws of the State of Israel (the “Company”), entered into a Securities Purchase Agreement (the “Initial Purchase Agreement”) for a private placement transaction (the “Initial Private Placement”) with certain institutional and other accredited investors, pursuant to which the Company agreed to sell and issue an aggregate of (i) 1,000,000 ordinary shares (the “Initial Shares”) of the Company, par value NIS 0.00286 per share (the “Ordinary Shares”), (ii) in lieu of Ordinary Shares to investors that so choose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to purchase up to 1,500,000 Ordinary Shares (the “Initial Pre-Funded Warrants”), and (ii) accompanying warrants to acquire up to 5,000,000 Ordinary Shares (the “Ordinary Warrants”). The purchase price per Initial Share and accompanying Ordinary Warrants is $2.00 and the purchase price per Initial Pre-Funded Warrant and accompanying Ordinary Warrants is $1.999. The Company anticipates receiving gross proceeds of approximately $5.0 million from the Initial Private Placement, before deducting fees to the placement agent and offering expenses payable by the Company. The closing of the Initial Private Placement is expected to occur on July 31, 2025 (the “Initial Closing”), subject to customary closing conditions. The Company intends to use a portion of the net proceeds from the Initial Private Placement to repay a portion of its outstanding promissory notes and the remainder for general corporate purposes as shall be determined by the Company’s board of directors in its sole discretion.

On July 29, 2025, the Company entered into an additional Securities Purchase Agreement (the “Subsequent Purchase Agreement” and together with the Initial Purchase Agreement, the “Purchase Agreements”) for a private placement transaction (the “Subsequent Private Placement” and together with the Initial Private Placement, the “Private Placement”) with certain institutional and other accredited investors (the investors in the Private Placement, the “Purchasers”), pursuant to which the Company agreed to sell and issue an aggregate of (i) 170,485,350 Ordinary Shares (the “Subsequent Shares” and together with the Initial Shares, the “Shares”) and (ii) in lieu of Ordinary Shares to investors that so choose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to purchase up to 5,000,000 Ordinary Shares (the “Subsequent Pre-Funded Warrants” and together with the Initial Pre-Funded Warrants, the “Pre-Funded Warrants”). The purchase price per Subsequent Share is $1.00 and the exercise price per Subsequent Pre-Funded Warrant is $0.001. The Company anticipates receiving gross proceeds of approximately $180 million from the Private Placement, before deducting fees to the placement agent and offering expenses payable by the Company. The closing of the Subsequent Private Placement is expected to occur on the second business day after the date upon which the Company has received Shareholder Approval (as defined below) (the “Subsequent Closing”), subject to customary closing conditions. The Company intends to use the majority of the net proceeds from the Subsequent Private Placement to execute on its new cryptocurrency treasury program, by building a reserve of bitcoin, as further disclosed in this report on Form 6-K, with the remaining portion of the net proceeds to repay a portion of its outstanding promissory notes and for general corporate purposes as shall be determined by the Company’s board of directors in its sole discretion.

The Initial Pre-Funded Warrants will be immediately exercisable, and will not expire until exercised in full. The Subsequent Pre-Funded Warrants will be exercisable following (i) such date, if ever, that the Company’s shareholders approve an amendment to the Company’s articles of association (the “Articles Amendment”) to increase the registered share capital of the Company to a number of Ordinary Shares sufficient to allow for the full issuance of the Subsequent Shares and the full exercise of the Subsequent Pre-Funded Warrants (the “Shareholder Approval” and the date of the Articles Amendment following the applicable shareholder approval, the “Initial Exercise Date”) and will not expire until exercised in full. The initial exercise price of the Pre-Funded Warrants is $0.001 per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder to a maximum of 19.99% pursuant to the requirements of applicable rules (the “Ownership Cap”).

The Ordinary Warrants will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the initial exercise date at an exercise price of $3.06 per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Ordinary Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Ordinary Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

The Purchase Agreements contain customary representations, warranties and covenants that were made solely for the benefit of the parties to the Purchase Agreements. Such representations, warranties and covenants (i) are intended as a way of allocating risk among the parties to the Purchase Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the Purchase Agreements are included with this filing only to provide investors with information regarding the terms of the transaction and not to provide investors with any other factual information regarding the Company.

Also on July 29, 2025, the Company entered into a Registration Rights Agreement with the Purchasers under each of the Purchase Agreements. In connection with the Initial Purchase Agreement, the Company entered into a Registration Rights Agreement relating to the resale of the Initial Shares and the Ordinary Shares underlying the Initial Pre-Funded Warrants along with a second Registration Rights Agreement relating to the Ordinary Shares underlying the Ordinary Warrants (the “Initial Registration Rights Agreements” and the “Subsequent Registration Rights Agreement,” respectively, and together, the “Registration Rights Agreements”), which provides that the Company will register with the Securities and Exchange Commission (the “SEC”) the resale of the (i) Initial Shares and the Ordinary Shares issuable upon exercise of the Initial Pre-Funded Warrants no later than 10 business days following the date of the Initial Closing and to register the Ordinary Shares issuable upon exercise of the Ordinary Warrants along with the Subsequent Shares and Ordinary Shares issuable upon exercise of each of the Subsequent Pre-Funded Warrants no later than 5 business days, as defined in the Purchase Agreements, following the date of the Shareholder Approval. The Company has agreed to use its commercially reasonable efforts to have the registration statements declared effective as soon as practicable after being filed, subject to certain exceptions. The Company has also agreed to, among other things, indemnify each Purchaser, its officers, directors, agents and each person who controls such Purchaser under the registration statement from certain liabilities and pay all reasonable expenses (excluding any underwriting discounts and commissions) incident to the Company’s obligations under the Registration Rights Agreement.

Chardan Capital Markets LLC (“Chardan”) is acting as placement agent to the Company in connection with the Private Placement.

The securities issued and sold to the Purchasers under the Purchase Agreements were not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Purchasers or Chardan, as applicable. The securities (including the Ordinary Shares underlying the Pre-Funded Warrants and the Ordinary Warrants) may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This report on Form 6-K is not an offer to sell or the solicitation of an offer to buy the securities described herein.

SPONSOR SUPPORT and governance AGREEMENTS

Contemporaneously with the execution of the Purchase Agreements, the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Forest Hill 18, LP, a Delaware limited partnership (the “Sponsor”), pursuant to which, among other things, the Sponsor agreed to provide services (the “Services”), prior to the Initial Purchase Agreement, services rendered relating to the Company’s consideration received in the Initial Purchase Agreement, and, following the Initial Purchase Agreement, services relating to the digital asset ecosystem, including bitcoin and related digital assets, developments in digital asset industries, the selection of third-party vendors with respect to asset management and related digital asset services and other strategic advice regarding the Company’s bitcoin treasury strategy, as such strategy is further described in this report on Form 6-K. The Sponsor shall be entitled to receive, on a quarterly basis, an advisory fee equal to twelve and a half basis points (0.125%) of the value of the crypto-currency assets held by the Company, plus VAT (if applicable), as determined by the Sponsor in a commercially reasonable manner and in good faith by reference to Coinbase, or such other pricing source(s) as agreed between the Sponsor and the Company from time to time.

In consideration of the Services (the “Equity Consideration”), the Company has agreed to issue to the Sponsor such number of Ordinary Shares equal to 5.0% of the total number of Ordinary Shares outstanding on a fully-diluted, as converted basis, following the completion of the Initial Closing. Subject to shareholder approval, at, and as part of the completion of, the Subsequent Closing, the Company has agreed to sell to the Sponsor that number of Units (as defined below) that is equal to 5.0% of the total number of Ordinary Shares outstanding on a fully-diluted, as converted basis, as have been or are being issued by the Company (whether as Ordinary Shares or other securities convertible, exchangeable or otherwise exercisable into Ordinary Shares) following the completion of the Subsequent Closing. The purchase price per Unit will be the greater of: (x) U.S. $0.01 and (y) the then-existing nominal (par) value of an Ordinary Share. Each “Unit” will consist of one (1) Ordinary Share and (y) three (3) warrants, each to purchase one (1) Ordinary Share as further described below; provided, however, that in no event shall such issuance cause the Sponsor to exceed a beneficial ownership of greater than 4.99% of the Company, and any Ordinary Shares to be issued to Sponsor in excess of such 4.99% shall instead be issued in the form of pre-funded warrants (the “Sponsor Pre-Funded Warrants), which are substantially similar to the terms of the Pre-Funded Warrants.

The Company has also agreed that in the event of certain equity or equity-linked financing during the term, the Sponsor shall be entitled to receive grants of equity in the form of Ordinary Shares equal to 5.0% of the number of Ordinary Shares issued or issuable pursuant to such financing.

The Sponsor Warrants, issued in three tranches, will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the initial exercise date at an exercise price of $1.50, $2.00 and $3.00, respectively, per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Sponsor Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Sponsor Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

To the extent the Company grants rights to have securities registered with the SEC to investors in the future during the term of the Sponsor Support Agreement, the Company has agreed that the Sponsor shall be granted the same rights and be subject to the same obligations and restrictions as such investors, and shall be made party to any applicable registration rights agreement entered into in connection with any such future financing. The Company has also agreed to use commercially reasonable efforts to register any securities sold to the Sponsor that are not otherwise required to be registered pursuant to a registration rights agreement by filing a resale registration statement on (or as promptly thereafter as practicable) each of May 15 and November 15 of each calendar year commencing in 2026, subject to certain conditions as provided in the Sponsor Support Agreement.

The Sponsor Support Agreement shall continue for an initial term of ten (10) years and will terminate as permitted therein.

In addition, the Company and the Sponsor also entered into a Sponsor Rights Agreement, which provides the Sponsor with certain director nomination rights and provides that the Sponsor shall be eligible to receive certain information from the Company, subject to the terms of a confidentiality agreement.

The Equity Consideration issuable under the Sponsor Support Agreement has not been registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Sponsor. The Ordinary Shares (including the Ordinary Shares underlying the Sponsor Warrants) may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This report on Form 6-K is not an offer to sell or the solicitation of an offer to buy the securities described herein.

LEADERSHIP CHANGES

Appointment of Jordan Fried

Subject to the Initial Closing, the Company’s board of directors has appointed Jordan Fried to the position of Chief Executive Officer and to serve on the Company’s board of directors. Mr. Fried will serve as a director until the Company’s 2025 annual meeting of shareholders and thereafter, subject to reelection, until his successor has been elected and qualified or until his earlier death, resignation or removal.

Mr. Fried, age 36, currently serves as Chairman and Chief Executive Officer of Immutable Holdings Inc., a publicly traded blockchain holding company he founded in December 2020, which owns and operates a portfolio of web3 businesses including NFT.com, 1-800-Bitcoin, and Immutable Asset Management. Mr. Fried is also a founding member of the Hedera Hashgraph network, where he served as Senior Vice President of Business Development from July 2017 until November 2020, and was instrumental in establishing Hedera’s early governance council and enterprise partnerships. Earlier in his career, Mr. Fried co-founded Buffered VPN, a cybersecurity startup that was later acquired, and has been an active angel investor in numerous crypto, fintech, and internet infrastructure companies. He is a frequent speaker at blockchain and technology conferences around the world and has contributed thought leadership to discussions on decentralization, digital identity, and tokenized assets. Mr. Fried holds a B.A. in International Business from the State University of New York at Buffalo. We believe Mr. Fried is well qualified to serve as a director due to his extensive entrepreneurial and investing experience in the blockchain and cryptocurrency industry.

There is no family relationship between Mr. Fried and any other director or executive officer of the Company.

In connection with his appointment as Chief Executive Officer, Mr. Fried entered into a Consulting Agreement with the Company (the “Consulting Agreement”), pursuant to which Mr. Fried shall perform management services to the Company and serve as Chief Executive Officer of the Company. The Consulting Agreement shall be for an unlimited term, unless terminated by either party by giving the other party prior written notice of 90 days (ant may also be terminated immediately by the Company upon the occurrence of certain customary events). In consideration for his services, the Company will pay Mr. Fried $1.00 per year and will grant him, upon shareholder approval, equity-based compensation in the form of performance-based restricted stock units constituting 5% of all outstanding shares of the Company as of the date of grant (which shall be the date of shareholder approval), including the Subsequent Shares (the “Fried RSUs”). The Fried RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Fried remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Fried RSUs for each full calendar month thereafter (such that 100% of the Fried RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested Fried RSUs next scheduled to vest, to the extent any Fried RSUs remain unvested (or, if less than 25% of the Fried RSUs remain unvested, all of the then-remaining unvested Fried RSUs), shall accelerate and immediately vest upon the attainment of each of the following share price thresholds (“Stock Price Thresholds”), subject to Mr. Fried remaining in service as of the date of achievement of a Stock Price Threshold: (i) $10.00, (ii) $15.00, (iii) $20.00, and (iv) $25.00. A Stock Price Threshold shall be deemed achieved in accordance with the foregoing if the volume-weighted average price of the Company ordinary shares on Nasdaq during a period of 30 consecutive calendar days equals or exceeds the applicable Stock Price Threshold.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Consulting Agreement, a copy of which the Company will file as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2025.

Director Compensation

In consideration for his services and subject to shareholder approval, the Company will pay Avi Cohen a one-time cash bonus of 1% of the amount of proceeds raised by the Company through the Subsequent Closing, up to a cap of $2,000,000 and subject to Mr. Cohen remaining in service as of such date. The Company will also grant, subject to shareholder approval, Mr. Cohen equity-based compensation in the form of performance-based restricted stock units constituting 2.5% of all outstanding shares of the Company as of the date of grant (which shall be the date of shareholder approval), including the Subsequent Shares (the “Cohen RSUs”). The Cohen RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Cohen remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Cohen RSUs for each full calendar month thereafter (such that 100% of the Cohen RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested Cohen RSUs next scheduled to vest, to the extent any Cohen RSUs remain unvested (or, if less than 25% of the Cohen RSUs remain unvested, all of the then-remaining unvested Cohen RSUs), shall accelerate and immediately vest upon the attainment of each of the following share price thresholds (“Stock Price Thresholds”), subject to Mr. Cohen remaining in service as of the date of achievement of a Stock Price Threshold: (i) $10.00, (ii) $15.00, (iii) $20.00, and (iv) $25.00. A Stock Price Threshold shall be deemed achieved in accordance with the foregoing if the volume-weighted average price of the Company ordinary shares on Nasdaq during a period of 30 consecutive calendar days equals or exceeds the applicable Stock Price Threshold.

Additional Director Appointments

Subject to the Initial Closing, the Company’s board of directors appointed Samer Haj-Yehia and Todd Thomson to serve on the Company’s board of directors. Mssrs. Haj-Yehia and Thomson will serve as directors until the Company’s 2025 annual meeting of shareholders and thereafter, subject to reelection, until his successor has been elected and qualified or until his earlier death, resignation or removal.

Todd Thomson. Mr. Thomson has served as a member of the board of directors of Actuate Therapeutics, Inc. since September 2022. Mr. Thomson has served as the Chief Operating and Financial Officer of Kairos Ventures, a venture capital firm, since August 2019. Previously, he co-founded and served as Chairman of Dynasty Financial Partners, an investment and technology platform, from November 2010 to August 2019, and currently serves on the board of directors. Prior to that, Mr. Thomson served as CEO of the Wealth Management Division of Citigroup and previously Chief Financial Officer of Citigroup Inc., an investment bank and financial services corporation, from 1998 to 2007. Mr. Thomson has served on the board of directors and as a member of the audit committee of Sivers Semiconductors, a public technology company, since January 2022, the board of directors of Dragonfly Energy Holdings Corp., a public battery manufacturer, from August 2021 to October 2022, the board of directors of Cyren Ltd., a public cybersecurity company, from November 2011 to July 2021, the board of directors of Cordia Bancorp Inc., a bank holding company, from 2010 to May 2016, and the board of directors and as a member of the Investment Committee for the Davidson College and World Resources Institute Endowments. Mr. Thomson earned his MBA with Distinction in Finance and Strategy from the Wharton School of Business and his BA in Economics from Davidson College. We believe Mr. Thomson is well qualified to serve as a director due to his extensive investing experience and years of executive leadership, financial leadership, and experience in mergers and acquisitions and business strategy.

Dr Samer Haj-Yehia. Dr. Haj-Yehia has served as a member of the board of directors of Lemonade, Inc. since November 2023. Until October 2023, he was the Group Executive Chairman of Bank Leumi, Israel’s largest and oldest bank. Under his leadership since 2019, Leumi became the largest and most efficient bank in Israel, grew its income and profitability, and underwent technological transformation and innovation. While in the US, Dr. Haj-Yehia practiced investment management, trading, and fintech innovation at leading financial institutions, including at Fidelity. He also served as a member of public and government committees, teaches finance and fintech at Reichman University, and is a guest speaker at international conferences. Dr. Haj-Yehia holds a Ph.D. in economics from MIT, and an MBA (summa cum laude), LLB, MA (magna cum laude) in economics, and BA (magna cum laude) in accounting, all from Hebrew University. Dr. Haj-Yehia is a CFA charterholder. We believe Dr. Samer Haj-Yehia is qualified to serve on our board of directors due to his extensive executive and board experience at various companies across multiple industries in Israel and the US.

Director Resignations

On July 31, 2025, immediately before Mssrs. Fried’s, Haj-Yehia’s and Thomson’s appointment to the Company’s board of directors, Sanqiang (Larry) Wang and Doron Meir Vadai, are expected to resign from the Company’s board of directors and their respective positions on the committees of the Company’s board of directors.

Bitcoin Treasury Strategy

In connection with the Company’s launch of its new cryptocurrency treasury strategy, the Company is supplementing the business description and risk factors previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2024 with the following. Unless the context requires otherwise, references in this report on Form 6-K to the “Company,” “ZOOZ,” “we,” “us” and “our” refer to ZOOZ Power Ltd.

Business Overview

In July 2025, the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis, subject to market conditions and its anticipated cash needs. The Company’s strategy includes acquiring and holding bitcoin using cash flows from operations that exceed working capital requirements, and from time to time, subject to market conditions, issuing equity or debt securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase bitcoin, such as in the Private Placement. The Company has not set any specific target for the amount of bitcoin it seeks to hold, and the Company will continue to monitor market conditions in determining whether to engage in additional bitcoin purchases. This overall strategy also contemplates that the Company may periodically sell bitcoin for general corporate purposes or in connection with strategies that generate tax benefits in accordance with applicable law, enter into additional capital raising transactions, including those that could be collateralized by its bitcoin holdings, and consider pursuing strategies to create income streams or otherwise generate funds using its bitcoin holdings.

The Company views bitcoin as a reliable store of value and a compelling investment. The Company believes bitcoin has unique characteristics as a scarce and finite asset that can serve as a reasonable inflation hedge and safe haven amid global instability. The Company believes that the growing global acceptance and “institutionalization” of bitcoin supports its view that bitcoin is a reliable store of value. The Company believes that bitcoin’s unique attributes not only differentiate it from fiat money, but also from other cryptocurrency assets, and for that reason, the Company has no plans to purchase cryptocurrency assets other than bitcoin. The Company does not currently intend to hedge its bitcoin holdings and has not adopted a hedging strategy with respect to bitcoin. However, the Company may from time to time engage in hedging strategies as part of its treasury management operations if deemed appropriate.

Overview of the Bitcoin Industry and Market

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The bitcoin blockchain can be updated without any single entity owning or operating the network.

The Company is encouraged by the growing global acceptance and “institutionalization” of bitcoin – reflected by the SEC approval of 11 bitcoin exchange-traded funds (“ETFs”) in January 2024. These ETFs have reported billions of dollars of net inflows, with investments from a large number of institutions, including global banks, pensions, endowments and registered investment advisors. It is currently estimated that more than 10% of all bitcoins are now held by institutions.

Creation of New Bitcoin and Limits on Supply

New bitcoin is created and allocated by the bitcoin protocol through a “mining” process that rewards users that validate transactions in the bitcoin blockchain. Validated transactions are added to the bitcoin blockchain in “blocks” approximately every 10 minutes. The mining process serves to validate transactions and secure the bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.” To incentivize miners to incur the costs of mining bitcoin, the bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin.

The bitcoin protocol limits the total number of bitcoin that can be generated over time to 21 million. As part of bitcoin’s coin issuance, miners are rewarded a certain amount of bitcoins whenever a block is produced. When bitcoin first started, 50 bitcoins per block were given as a reward to miners. After every 210,000 blocks are mined (approximately every four years), the block reward halves and will keep on halving until the block reward per block becomes 0 (approximately by year 2140). The block reward as of June 30, 2025 is 3.125 bitcoins per block and will decrease to 1.5625 bitcoins per block after the next halving.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintain the main software client for the bitcoin protocol known as Bitcoin Core as well as various bitcoin end-user software, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, bitcoin is a peer-to-peer network in which individual network participants, called miners or nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the bitcoin protocol only if the proposed changes are accepted by participants collectively having the most processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes that impact the consensus rules of the network, then a “fork” takes place and participants can choose the version of the software they want to run.

Forked or Airdropped Asset Policy

The Company intends to claim forked or airdropped assets it may be eligible to receive by virtue of owning bitcoin, to the extent facilitated by its custodians. The Company may not immediately or ever have the ability to withdraw a forked or airdropped asset it may be eligible to receive by virtue of bitcoins that the Company intends to hold with its custodians. Future forks may occur at any time. A fork can lead to a disruption of the bitcoin network, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of its assets.

Forms of Attack Against the Bitcoin Network and Wallets

Blockchain technology has many built-in security features that make it difficult for hackers and other malicious actors to corrupt the protocol or blockchain. However, as with any computer network, the bitcoin network may be subject to certain attacks. Some forms of attack include unauthorized access to wallets that hold bitcoin and direct attacks on the network, like “51% attacks” or “denial-of-service attacks” on the bitcoin protocol.

Bitcoin is designed to be controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. Private keys used to access bitcoin balances are not widely distributed and are typically held on hardware (which can be physically controlled by the holder or by a third party such as a custodian) or via software programs on third-party servers. One form of obtaining unauthorized access to a wallet occurs following a phishing attack where the attacker deceives the victim and manipulates them into sharing their private keys for their digital wallet or other sensitive information. Other similar attacks may also result in the loss of private keys and the inability to access, and effective loss of, the corresponding bitcoin. See below “Risk Factors—We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.”

A “51% attack” may occur when a group of miners attain more than 50% of the bitcoin network’s mining power, thereby enabling them to control the bitcoin network and protocol and manipulate the blockchain. A “denial-of-service attack” occurs when legitimate users are unable to access information systems, devices, or other network resources due to the actions of a malicious actor flooding the network with traffic until the network is unable to respond or crashes. The bitcoin network has been, and can be in the future, subject to denial-of-service attacks, which can result in temporary delays in block creation and in the transfer of bitcoin. See below “Risk Factors—Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.”

Bitcoin Industry Participants

The primary bitcoin industry participants are miners, investors and traders, digital asset exchanges and service providers, including custodians, brokers, payment processors, wallet providers and financial institutions.

Miners. Miners range from bitcoin enthusiasts to professional mining operations that design and build dedicated mining machines and data centers, including mining pools, which are groups of miners that act cohesively and combine their processing power to mine bitcoin blocks. See “Creation of New Bitcoin and Limits on Supply” above.

Investors and Traders. Bitcoin investors and traders include individuals and institutional investors who, directly or indirectly, purchase, hold, and sell bitcoin or bitcoin-based derivatives. On January 10, 2024, the SEC issued an order approving several applications for the listing and trading of shares of spot bitcoin exchange-traded products (“ETPs”) on U.S. national securities exchanges. While the SEC had previously approved ETFs where the underlying assets were bitcoin futures contracts, this order represents the first time the SEC has approved the listing and trading of ETPs that acquire, hold and sell bitcoin directly. ETPs can be bought and sold on a stock exchange like traditional stocks, and provide investors with another means of gaining economic exposure to bitcoin through traditional brokerage accounts.

Digital Asset Exchanges. Digital asset exchanges provide trading venues for purchases and sales of bitcoin in exchange for fiat or other digital assets. Bitcoin can be exchanged for fiat currencies, such as the U.S. dollar, at rates of exchange determined by market forces on bitcoin trading platforms, which are not regulated in the same manner as traditional securities exchanges. In addition to these platforms, over-the-counter markets and derivatives markets for bitcoin also exist. The value of bitcoin within the market is determined, in part, by the supply of and demand for bitcoin in the global bitcoin market, market expectations for the adoption of bitcoin as a store of value, the number of merchants that accept bitcoin as a form of payment, and the volume of peer-to-peer transactions, among other factors. For a discussion of risks associated with digital asset exchanges, see below “Risk Factors—Due to the currently unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.”

Service providers. Service providers offer a multitude of services to other participants in the bitcoin industry, including custodial and trade execution services, commercial and retail payment processing, loans secured by bitcoin collateral, and financial advisory services. If adoption of the bitcoin network continues to materially increase, the Company anticipates that service providers may expand the currently available range of services and that additional parties will enter the service sector for the bitcoin network.

Execution of Bitcoin Transactions

The Company expects to purchase its bitcoin through multiple bitcoin trade execution, or liquidity providers, who may also serve as custodians of the Company’s bitcoin using time-weighted average price over a prearranged time period (“TWAP”) pricing and purchasing methodology. The Company may also in the future acquire or dispose of bitcoin via trade orders executed on exchanges such as Coinbase. The Company’s liquidity providers and custodians are expected to be regulated and licensed entities that operate under high security, regulatory, audit and governance standards. The Company expects to transact with multiple liquidity providers and custodians for both trade execution and custodial services to spread its risk and to limit its exposure to any single service provider or counterparty.

In selecting the Company’s liquidity providers, the Company will evaluate regulatory status, pricing, annual trading volume, security and customer service. The Company will also leverage the due diligence it conducts in connection with its custodial arrangements when conducting due diligence on its liquidity providers.

The prearranged periods over which trades may be executed vary in length depending on the amount of bitcoin to be purchased and other factors, and are selected because they are expected to have lower price volatility and higher market liquidity, thereby limiting cost and pricing risks. The Company’s liquidity providers may use TWAP in their trading algorithms to execute large orders of bitcoin, without significantly affecting market price, by breaking large orders into several smaller orders that are independently traded at different time intervals in a generally linear fashion across different trading venues the Company’s liquidity providers select. As the Company’s agents, the Company’s liquidity providers may use their discretion to select the counterparties to the transactions as well as the trading venues and platforms on which they execute trades on the Company’s behalf, and they may execute trades via cryptocurrency exchanges or in over-the-counter transactions. The Company’s liquidity providers may calculate TWAP using any number of resources, including various trading platforms. The Company’s liquidity providers have policies and procedures pursuant to which they conduct trades with institutions that possess licenses or registrations to the extent required by their activities and have been AML/KYC approved pursuant to the Company’s liquidity providers’ internal programs. The Company may in the future utilize TWAP pricing or another pricing methodology in connection with the execution of its bitcoin trades.

Custody of the Company’s Bitcoin

The Company intends to hold all of its bitcoin in custodial accounts at U.S.-based, institutional-grade custodians (who may hold its bitcoin in the United States or other territories) that have demonstrated records of regulatory compliance and information security. The Company’s custodians may also serve as liquidity providers.

The Company will select its custodians after undertaking a due diligence process pursuant to which it evaluates, among other things, the quality of their security protocols, including the multifactor and other authentication procedures designed to safekeep the Company’s bitcoin that they may employ, as well as other security, regulatory, audit and governance standards.

The Company anticipates that its custodians will have access to the private key information associated with its bitcoin, or private keys, and they shall deploy security measures to secure the Company’s bitcoin holdings such as advanced encryption technologies, multi-factor identification, and a policy of storing its private keys in redundant, secure and geographically dispersed facilities. The Company anticipates that it will never store, view or directly access its private keys. The operational procedures of its custodians will be reviewed periodically by third-party advisors. All movement of the Company’s bitcoin by its custodians is coordinated, monitored and audited. The Company’s custodians’ procedures to prove control over the digital assets they hold in custody will also examined by their auditors. Additionally, the Company will periodically verify its bitcoin holdings by reconciling its custodial service ledgers to the public blockchain.

The Company’s EV ultra-fast charging infrastructure and related operations

In addition to the bitcoin treasury strategy described above, the Company will continue to operate and commercialize its existing technology in the market of charging infrastructure for electric vehicles (“EVs”) and in the field of ultra-fast charging for EVs. In addition, the Company explores additional strategic alternatives to fully capitalize on its advanced, patented flywheel technology particularly in the field of defense technology.

Preliminary Financial Results for the Six-Months Ended June 30, 2025

Although it has not yet finalized its full financial results for the six-month period ended June 30, 2025, the Company is providing select preliminary unaudited financial information for the six-month period ended June 30, 2025.

The Company anticipates reporting as of June 30, 2025:

●	Cash and cash equivalents of approximately $2.5 million.

●	Inventory of approximately $2.3 million to $2.4 million.

●	Revenues for the six-months period ended June 30, 2025, of approximately $0.2 million.

●	Operating loss for the six-month period ended June 30, 2025, of approximately $6.0 to $6.1 million.

The preceding preliminary financial information has been prepared by the Company’s management and should not be viewed as a substitute for full financial statements prepared in accordance with U.S. GAAP. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. The Company expects to complete its interim financial statements as of and for the six months ended June 30, 2025 subsequent to the date of this report on Form 6-K. While the Company is currently unaware of any items that would require it to make adjustments to the preceding financial information, it is possible that the Company or its independent registered public accounting firm may identify such items as it completes its interim financial statements. Accordingly, undue reliance should not be placed on this preliminary financial information. This preliminary financial information is not necessarily indicative of any future period and should be read together with the sections of this report on Form 6-K entitled “Forward-Looking Statements” and “Risk Factors,” and our condensed financial statements and the related notes filed with our annual report on Form 20-F for the year ended December 31, 2024.

Risks Related to Our Bitcoin Treasury Strategy

Our bitcoin treasury strategy exposes us to various risks associated with bitcoin.

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below US$60,000 per bitcoin and above US$120,000 per bitcoin on the Coinbase exchange in the 12 months preceding the date of this report on Form 6-K. The trading price of bitcoin significantly decreased during prior periods, and such declines may occur again in the future. Notwithstanding this extreme volatility over short periods of time, we do not currently intend to hedge our bitcoin holdings and have not adopted a hedging strategy with respect to bitcoin and therefore we are exposed to its full price fluctuations. However, we may from time to time engage in hedging strategies as part of our treasury management operations if deemed appropriate.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and the ability to stake our bitcoin and earn yield are limited and experimental. We can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings may significantly impact our financial results and the market price of our ordinary shares. Our bitcoin holdings may significantly affect our financial results and if we continue to increase our overall holdings of bitcoin in the future, they will have an even greater impact on our financial results and the market price of our ordinary shares. See “-Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings” below.

Our bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions. We only recently adopted our bitcoin treasury strategy and will need to continually examine the risks and rewards of this new strategy.

This new strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our bitcoin treasury strategy or actions we undertake to implement it. If bitcoin prices were to decrease or our bitcoin treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our ordinary shares could be materially adversely affected.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin and this may ultimately result in the loss of the value related to some or all of such bitcoin. Even if we are able to prevent our bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our ordinary shares.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, enforcement actions by the Securities and Exchange Commission (the “SEC”) against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

Changes in our ownership of bitcoin could have accounting, regulatory and other impacts. While we currently own or will own bitcoin directly, we may investigate other potential approaches to owning bitcoin, including indirect ownership (for example, through ownership interests in a fund that owns bitcoin). If we were to own all or a portion of our bitcoin in a different manner, the accounting treatment for our bitcoin, our ability to use our bitcoin as collateral for additional borrowings, and the regulatory requirements to which we are subject, may correspondingly change. For example, the extremely volatile nature of bitcoin may force us to liquidate our holdings to use it as collateral, which could be negatively affected by any disruptions in the crypto market, and if liquidated, the value of the collateral would not reflect potential gains in market value of bitcoin, all of which could negatively affect our business and implementation of our bitcoin strategy.

Changes in the accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. In December 2023, the Financial Accounting Standards Board issued ASU 2023-08, which requires us to measure in-scope crypto assets (including our bitcoin holdings) at fair value in our balance sheet, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU 2023-08 requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. Due in particular to the volatility in the price of bitcoin, we expect the adoption of ASU 2023-08 to have a material impact on our financial results in future periods, increase the volatility of our financial results, and affect the carrying value of our bitcoin on our balance sheet, and could have adverse tax consequences, which in turn could have a material adverse effect on our financial results and the market price of our ordinary shares.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin are likely to influence our financial results and the market price of our ordinary shares.

Bitcoin is a highly volatile asset, and significant fluctuations in the price of bitcoin over short periods of time are likely to influence our financial results and the market price of our ordinary shares. Our financial results and the market price of our ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin decreased substantially (as it has in the past, such as during 2022), including as a result of:

●	decreased user and investor confidence in bitcoin, including due to the various factors described herein;

●	investment and trading activities such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, or of the U.S. or state governments, (ii) actual or expected significant dispositions of bitcoin by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin exchange-traded products (“ETPs”);

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the bitcoin ecosystem, including potential future SEC’s enforcement actions; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;

●	changes in consumer preferences and the perceived value or prospects of bitcoin;

●	competition from other digital assets that exhibit better transaction speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed or held in large amounts by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of bitcoin;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection or an SEC enforcement action brought against an exchange or other trading venue, which seeks to freeze all of its assets during the pendency of the enforcement action;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance Holdings Ltd. from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of bitcoin, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the bitcoin network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the broadening of the Israel-Hamas conflict to other countries in the Middle East, as well as expectations regarding changes to the regulatory environment, including for the U.S. digital asset industry.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects and evolving, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or results in increased compliance costs, limitations on our business model, or the forced liquidation of our digital asset holdings. We may also be subject to enforcement actions or penalties if our activities are deemed to violate applicable laws or regulations.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, in July 2025 the United States enacted the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”), the first federal statute establishing prudential requirements for the issuance, reserve backing and supervision of U.S.-dollar-pegged stablecoins. In the same week, the House of Representatives passed the Digital Asset Market CLARITY Act of 2025 (“CLARITY Act”), which—if ultimately enacted—would allocate jurisdiction between the SEC and CFTC and create a market-structure framework for digital commodities; the bill now awaits Senate action. International laws, including the European Union’s Markets in Crypto Assets Regulation and the U.K.’s Financial Services and Markets Act 2023 have also recently taken effect. Similarly, the digital assets sector in Israel is undergoing continuous regulation, with the Israel Securities Authority (the “ISA”) seeking to apply Israeli securities laws to digital assets. This Israeli regulatory framework aims to create a legal infrastructure for investment in alternative assets, including digital currencies. On June 26, 2024, an Israeli governmental bill was published for the Promotion of Capital Market Activity (Legislative Amendments), 2024, which was reviewed by the ISA and includes, among other things, proposals for amendments to the Israeli Securities Law, 1968 and the Israeli Joint Investment Trust Law, 1994. These proposed amendments specifically seek to incorporate the term “digital asset” into the existing Israeli legal framework and provide comprehensive regulation for this emerging sector. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions.

It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight—such as the implementing regulations under the GENIUS Act or any Senate amendments to the CLARITY Act—might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased or different regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our ordinary shares.

Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

A variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

In addition, while the current administration has expressed support regarding the development and use of digital assets and the US recently enacted the GENIUS Act, the specific regulatory frameworks, including the potential adoption of the CLARITY Act, are still to be developed. Expectations around U.S. digital asset policy, including potential sentiments that the U.S. government is not moving quickly enough or not meeting policy expectations, may adversely affect the price of bitcoin.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of bitcoin.

The price of bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. We determine the fair value of our bitcoin based on quoted (unadjusted) prices on the Coinbase exchange, and following our early adoption of ASU 2023-08 we are required to measure our bitcoin holdings at fair value in our balance sheet, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our ordinary shares. Conversely, any sale of bitcoins at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of bitcoin, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our bitcoin on our balance sheet. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 applies, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

The availability of spot bitcoin ETPs may adversely affect the market price of our ordinary shares.

Although bitcoin and other digital assets have experienced a surge of investor attention since bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to bitcoin through traditional investment channels, and instead generally were only able to hold bitcoin through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to bitcoin through investment vehicles that hold bitcoin and issue shares representing fractional undivided interests in their underlying bitcoin holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value (“NAV”) possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of approximately $4.6 billion on the first trading day. To the extent investors view our ordinary shares as providing exposure to bitcoin, it is possible that the value of our ordinary shares may also have included a premium over the value of our bitcoin due to the prior scarcity of traditional investment vehicles providing investment exposure to bitcoin, and that the value declined due to investors now having a greater range of options to gain exposure to bitcoin and investors choosing to gain such exposure through ETPs rather than our ordinary shares.

We believe we offer a different value proposition than a passive bitcoin investment vehicle such as a spot bitcoin ETP, investors may nevertheless view our ordinary shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot bitcoin ETP instead of our ordinary shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot bitcoin ETPs, we (i) do not seek for our ordinary shares to track the value of the underlying bitcoin we will hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Regulation M, and other securities laws, which enable spot bitcoin ETPs to continuously align the value of their shares to the price of the underlying bitcoin they hold through share creation and redemption, (iii) are an Israel corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our bitcoin holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our ordinary shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to bitcoin, such as bitcoin futures ETFs and leveraged bitcoin futures ETFs, any premium or discount in our ordinary shares relative to the value of our bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot bitcoin ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of our ordinary shares.

Our bitcoin treasury strategy subjects us to enhanced regulatory oversight.

As noted elsewhere in these Risk Factors, several spot bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though we are not, and do not function in the manner of, a spot bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our bitcoin holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we anticipate implementing and maintaining policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings, including bitcoin staking. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased enforcement activity thereafter, and regulatory requirements continue to evolve in response to FTX Trading’s collapse as well as changes in government policies regarding cryptocurrencies. Changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in bitcoin.

In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin may in the future take further actions that may have an adverse effect on our business or the market price of our ordinary shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in many cases, currently unregulated by U.S. federal market regulators. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many bitcoin trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019, there were reports claiming that 80-95% of bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Such reports may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived false trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin. Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against large trading venues for digital assets, which have since been dismissed. As the price of our ordinary shares is affected by the value of our bitcoin holdings, the failure of a major participant in the bitcoin ecosystem could have a material adverse effect on the market price of our ordinary shares.

The concentration of our bitcoin holdings enhances the risks inherent in our bitcoin treasury strategy.

Assuming the Private Placement closes in its entirety, with the proceeds of our Private Placement, we expect to acquire a substantial amount of bitcoin, inclusive of fees and expenses, and we intend to purchase additional bitcoin and increase our overall holdings of bitcoin in the future. The concentration of our bitcoin holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our bitcoin acquisition strategy. Any future significant declines in the price of bitcoin would have a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our financial condition and results of operations.

As a result of our bitcoin treasury strategy, the majority of our cash will be concentrated in our bitcoin holdings. Accordingly, the emergence or growth of digital assets other than bitcoin may have a material adverse effect on our financial condition. While bitcoin is the largest digital asset by market capitalization as of the date of this report on Form 6-K, there are numerous alternative digital assets and many entities, including the U.S. government, consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the bitcoin network. For example, in late 2022, the Ethereum network transitioned to a “proof-of-stake” mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed various major upgrades since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to bitcoin.

Other alternative digital assets that compete with bitcoin in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms. As of the date of this report on Form 6-K, two of the seven largest digital assets by market capitalization are U.S. dollar-backed stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s central bank digital currency (“CBDC”) project was made available to consumers in January 2022, and governments including the European Union and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of bitcoin to decrease, which could have a material adverse effect on our financial condition, and operating results.

Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the bitcoin markets have been characterized by significant volatility in price over short periods of time, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, bitcoin we will hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or third-parties with whom we work experience a security breach, cyberattack or other data loss of relevant information systems as well as if unauthorized parties obtain access to or acquisition of our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could otherwise be materially adversely affected.

Substantially all of the bitcoin we own is held in custody accounts at U.S.-based institutional-grade digital asset custodians. Security breaches, cyberattacks and other sources of compromise are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange. The flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

●	harm to our reputation and brand;

●	loss of revenue or profits;

●	loss of customers

●	improper disclosure of data and violations of applicable data privacy and other laws, potentially requiring notification about the incident to relevant stakeholders such as affected individuals, customers, regulators, and investors; or

●	significant regulatory or private party (including on a class basis) scrutiny, investigations or actions, fines, penalties, litigation and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader bitcoin blockchain ecosystem or in the use of the bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks and other sources of compromise may occur on our systems or those of our third-party service providers or partners or others with whom we work. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised. While we anticipate implementing security measures designed to protect against security incidents and other sources of compromise, there can be no assurance that such measures will be effective. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third-parties with whom we work, through various means, such as hacking, social engineering, (including through the use of dep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, telecommunications failures, earthquakes, fires, floods, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if they do not cause an easily observable disruption to our systems. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures, detect such threats, or remediate them, including on a timely basis. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. Remote work has increased risks to our information technology systems and data, as our personnel utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. The risk of cyberattacks could also be increased by military conflicts in connection with the ongoing Russia-Ukraine conflict and conflicts in the Middle East, or other conflicts, including potential proliferation of malware into systems unrelated to such conflicts Any future breach of our operations or those of others in the bitcoin industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We may expend significant resources or modify our business activities to try and protect against security incidents. It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security breach. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security breach could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

Limitations of liability in our contracts and our insurance coverage, if any, may be inadequate and a large claim may exceed our coverage or otherwise inhibit our future retention of coverage.

We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.

We hold our bitcoin with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our bitcoin among our custodians, and our bitcoin holdings may be concentrated with a single custodian from time to time. In light of the significant amount of bitcoin we intend to hold, we continually seek to engage additional regulated custodians to achieve a greater degree of diversification in the custody of our bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of regulated digital asset custodians that we believe can safely custody our bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our bitcoin with regulated custodians could affect the availability of receiving digital assets that may result from “forks” of the bitcoin blockchain if our custodians are unable to support or otherwise provide us with such digital assets, thereby reducing the amount of digital assets we may hold as a result. While our custodians may carry insurance policies designed to cover losses for commercial crimes, cyber and cold storage, the policy limits vary per provider and would be shared among all of their customers, and subject to various limitations and exclusions (such as if a loss arises due to our failure to protect our login credentials and devices), and we cannot be sure that such coverage will continue to be available on terms that are commercially reasonable to our custodians or at all. The insurance that covers losses of our bitcoin holdings may cover only a small fraction of the value of the entirety of our bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin. Moreover, our use of custodians exposes us to the risk that the bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack or other source of compromise. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) and could adversely affect the market price of bitcoin and the market price of our ordinary shares.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this report on 6-K.

While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the 1940 Act, if the portion of our assets consists of investments in bitcoins exceeds 40% safe harbor limits prescribed in the 1940 Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business. We may also be subject to enforcement actions or penalties if our activities are deemed to violate applicable laws or regulations.

We monitor our assets and income for compliance under the 1940 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC regulations. If bitcoin is determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of bitcoins that constitute investment assets under the 1940 Act. These steps may include, among others, selling bitcoins that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our bitcoins at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if bitcoin is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by 1940 Act could adversely affect the market price of bitcoin and in turn adversely affect the market price of our ordinary shares.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As bitcoin and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects and evolving, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. See “Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty” elsewhere in these Risk Factors.

If bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our ordinary shares. See “Regulatory change reclassifying bitcoin as a security could lead to our classification as an “investment company” under the 1940 Act, and could adversely affect the market price of bitcoin and the market price of our ordinary shares” elsewhere in these Risk Factors. Moreover, the risks of us engaging in a bitcoin treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Our bitcoin treasury strategy exposes us to risk of non-performance by counterparties.

Our bitcoin treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of bitcoin, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our bitcoin is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not adversely impacted our bitcoin (which was only recently acquired), legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, and despite risk mitigation measures such as insurance coverage and segregation of customers assets from custodial operations designed to protect customers assets in insolvency scenarios, no assurance can be provided that our custodially-held bitcoin will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our bitcoin holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our bitcoin, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our custodially-held bitcoin may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our custodially-held bitcoin are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin and this may ultimately result in the loss of the value related to some or all of such bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our bitcoin. Even if we are able to prevent our bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our bitcoin held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our ordinary shares.

A temporary or permanent blockchain “fork” to bitcoin or other crypto assets could adversely affect our business.

Blockchain protocols, including bitcoin, are open source. Any user can download the software, modify it, and then propose that bitcoin or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the bitcoin or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s crypto asset lacking interchangeability. A “hard fork” - where there is disagreement among the users about the rules of the network - can have a significant negative impact on value of the crypto asset.

The bitcoin has been subject to “forks” that resulted in the creation of new networks, including bitcoin cash ABC, bitcoin cash SV, bitcoin diamond, bitcoin gold and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the crypto assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of bitcoin, or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the bitcoin cash and bitcoin cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We intend to recognize forked and airdropped assets consistent with our custodians. We may not immediately or ever have the ability to withdraw a forked or airdropped bitcoin by virtue of bitcoins that we may hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

We execute trades through our U.S.-based liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in bitcoin with bad actors that have used bitcoin to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets and related transactions, many significant aspects of the U.S. federal income and applicable state, local and non-U.S. tax treatment of transactions involving digital assets, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of acquiring digital assets and related transactions. Current IRS guidance does not address all significant aspects of the U.S. federal income tax treatment of digital assets and related transactions and there continues to be uncertainty with respect to the timing and amount of income inclusions for various digital asset transactions. There can be no assurances that the IRS will not issue future guidance with respect to digital assets or that a court will not interpret existing (or new) guidance in a manner that has negative tax consequences including the imposition of a greater tax burden on investors in digital assets or imposing a greater cost on the acquisition and disposition of digital assets.

Any activity related to the Company’s bitcoin treasury strategy may be subject to value added tax (“VAT”) under applicable Israeli law.

The Israeli Tax Authority has issued a position according to which, profit from activities related to cryptocurrencies as subject to VAT under Israeli law. While this position in not final as of the date hereof and Israeli courts could suspend it, any activity related to the Company’s bitcoin treasury strategy may be subject to VAT.

As a result of our new line of business, our management may be required to devote substantial time to new compliance initiatives and corporate governance practices.

We continue to be an operating company providing our charging infrastructure technology for EVs and in the field of ultra-fast charging for EVs, but as a result of our new business strategy, our management and other personnel will be required to devote substantial time to our new line of business, including new compliance initiatives and corporate governance practices. We will need to dedicate internal resources, potentially engage outside consultants and continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Although our customers will expect some level of potential disruption based on general operational conditions, if we suffer extended periods of poor performance or unavailability of our products and services, we may lose customer contracts and suffer reputational harm which could materially and adversely affect our business, financial condition, and results of operations.

We may have increasing difficulty attracting and retaining qualified officers and outside independent board members.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims that may be made against them in connection with their positions with publicly held companies. Outside directors are becoming increasingly concerned with the availability of directors’ and officers’ liability insurance to pay on a timely basis the costs incurred in defending shareholder claims. Directors’ and officers’ liability insurance is expensive and difficult to obtain. In order to obtain directors’ and officers’ liability insurance or modify its coverage to reflect our new bitcoin treasury strategy, we may ultimately be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage in the future. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors and officers will be significantly curtailed.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel and in the Middle East may adversely affect our operations.

Our headquarters and research and development facilities are located in Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by:

●	hostilities involving Israel;

●	a full or partial mobilization of the reserve forces of the Israeli army;

●	the interruption or curtailment of trade between Israel and its present trading partners;

●	termination of or reluctancy to enter into agreements with the Company;

●	loss of interest to invest in the Company due to the situation in Israel; and

●	a downturn in the economic, political, social or financial condition in Israel.

Since its establishment in 1948, Israel has been subject to a number of armed conflicts that have taken place between it and its Middle Eastern neighbors. While Israel has entered into peace agreements with both Egypt and Jordan and has entered into several normalization agreements in 2020, known as the Abaraham Accords, with the United Arab Emirates, Bahrain, Sudan and Morocco, Israel has no peace agreement or normalization arrangements with any other neighboring or Arab country. Further, all efforts to improve Israel’s relationship with the Palestinians have failed to result in a permanent peaceful solution, and there have been numerous periods of hostility as well as civil insurrection of Palestinians in the West Bank and the Gaza Strip in recent years. In general, Israel is engaged, from time to time (and more recently during the ongoing “Swords of Iron” war), in armed conflicts with Hamas (a militia group and political party controlling the Gaza Strip), which in some occasions resulted in missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel.

On October 7, 2023, the “Swords of Iron” war broke between Israel and the terrorist organizations in the Gaza Strip, following a surprise attack on Israel led by certain armed groups in the Gaza Strip that included massacres, terrorism and crimes against humanity. As of the date hereof, the majority of the fighting is concentrated in the southern region of the State of Israel, and there have been additional active hostilities, including with the Hezbollah (a Shia Islamist political party and militant group based in Lebanon), culminating in a 60-day cease fire agreed to between Israel and the Hezbollah on November 27, 2024, the result of which is uncertain and the Houthi movement which controls parts of Yemen. The Houthi movement in Yemen has targeted marine vessels in the Red Sea, affecting those enroute to Israel or partly owned by Israeli businesses. This has led shipping companies to reroute or halt shipments to Israel. The Red Sea is crucial for Israel’s trade, and disruptions could cause delays in supplier deliveries, longer lead times, and increased costs for freight, insurance, materials, and labor, and have a general adverse effect on the Israeli market. In addition, Israel has experienced hostilities with Iran, which is perceived by Israel as sponsor of Hamas, Hezbollah and the Houthi movement, and which maintains a military presence in Syria and Lebanon (currently to a lesser extent, following the recent fall of the Syrian government in the course of the Syrian civil war) and attacked Israel and has threatened to do so in the future, as well as with Iranian-backed militias in Syria. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached, these agreements failed to be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region. All these hostilities may escalate in the future into a greater regional conflict. Israel responded to the attacks against it with airstrikes and extensive mobilization of armed forces, including reserves, in the Gaza Strip and in the north of Israel in Lebanon and Syria and with airstrikes in Iran and Yemen. In June 2025, a new round of direct hostilities broke out between Israel and Iran. Iran launched significant missile and drone strikes at Israel and Israel attacked a range of targets in Iran. This escalation has heightened regional instability and has increased security risks across Israel and resulted in significant travel restrictions, facility closures and shelter-in-place orders in Israel and temporary closures of Israeli airspace and port activity.

Our headquarters are located in Lod, which is about 50 kilometers from the Gaza Strip and about 150 kilometers from the western border with Lebanon. Our facilities did not sustain any damage and in accordance with the instructions of the Israeli National Emergency Management Authority, there is currently no limitation or denial of access or activity limitation in our facilities. None of our employees were directly harmed as a result of the war. As of the date hereof, we operate continuously, and so far, the situation in Israel does not have a material effect on our operations and business. We monitor closely the directives of the Israeli National Emergency Management Authority and where needed, make required adjustments to our operations in accordance with such directives.

All the above raise a concern as to the stability in the region which may affect the security, social, economic and political landscape in Israel and therefore could adversely affect our business, financial condition and results of operations.

Furthermore, certain countries, primarily in the Middle East but also in Malaysia and Indonesia, as well as certain companies and organizations in different parts of the world, continue to participate in a boycott of Israeli brands and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future. In addition, should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relationship with the Palestinians or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operation and adversely affect the share price of our Company. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, in connection with the “Swords of Iron” war, and ordered Israel, among other things, to take steps to provide basic services and humanitarian aid to civilians in Gaza and in November, 2024, the International Criminal Court, or ICC, issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes. Companies and businesses may terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may materially and adversely impact our business and supply chains. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and the ICC decisions. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as rulings by the ICJ, ICC and other international tribunals, may adversely impact its ability to cooperate with research institutions and collaborate with other third parties.

Our business may also be disturbed by the obligation of personnel to perform military service. Our employees who are Israeli citizens are generally subject to a periodic obligation to perform reserve military service, until they reach the age of 40 or 45, depending on their position (currently 41 and 46, respectively, pursuant to a temporary provision enacted in light of the “Swords of Iron” war, or older, for reservists with certain occupations), but during military conflicts, these employees may be called to active duty for long periods of time, as occurred, and may continue to occur, during the “Swords of Iron” war. In response to the increase in violence and terrorist activity in the past years, and especially during the “Swords of Iron” war, there have been, and may continue to be, periods of significant call-ups for military reservists. In case of further regional instability such employees, who may include one or more of our key employees, may be absent for extended periods of time which may materially adversely affect our business.

In addition, recent political and civil actions in Israel which began in early 2023, resulting from, among other things, proposed changes to certain Israeli constitutional legislation, have had and may continue to have an adverse effect on the Israeli social, economic and political landscape and in turn, on us. However, it is difficult to predict at this time what the effect of such actions will be, if any.

Moreover, in September 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to BAA1 (from a level of A2) and also maintained the rating outlook as “negative”. In its report, Moody’s estimated that the broad implications of the “Swords of Iron” war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future.

In October 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from A+ to A, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed above, and the geopolitical risks that Israel has been dealing with since the outbreak of the “Swords of Iron” war.

We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Furthermore, our insurance does not cover any loss arising from events related to the security situation in the Middle East. While the Israeli government generally covers the reinstatement value of direct damages caused by acts of war or terror attacks, we cannot be certain that such coverage will be maintained or that it will sufficiently cover our damages.

Since our newly appointed CEO is not a resident of the State of Israel, there is a risk that we will be classified as having a “permanent establishment” outside the State of Israel and will be subject to additional tax

Our newly appointed CEO, Mr. Jordan Fried, does not reside in the State of Israel. Our CEO’s residency outside of the State of Israel and his management of the Company from such location may expose us and our shareholders to various tax-related risks, including, but not limited to a claim that the Company has a “permanent establishment” in the foreign jurisdiction in which our CEO resides, which could expose us to tax liability in such foreign jurisdiction and potentially lead to double taxation and increased compliance burdens. In addition, we may become subject to increased scrutiny of intercompany transactions and compensation arrangements by Israeli tax authorities and the tax authorities in the jurisdiction in which our CEO resides, with the risk of transfer pricing adjustments and potential double taxation. We may also be subject to additional costs and face increased complexity in meeting tax compliance and reporting obligations in multiple jurisdictions.

Risks Related to Ownership of Our Ordinary Shares and Warrants

Following the consummation of the Private Placement, we may be classified as a “shell company” as defined under applicable Israeli law and the bylaws of the Tel-Aviv Stock Exchange (the “TASE”), which could reduce the tradability of our Ordinary Shares on the TASE.

According to the TASE bylaws, a company shall be classified as a “shell company” if it meets one of the following criteria: (i) it does not have, either directly or indirectly, a real business activity that generates or is expected to generate revenue in the ordinary course of business that are not solely financing income, or (ii) equivalents and/or deposits and/or financial assets that do not confer significant influence, joint control, or control as defined by accepted accounting principles and/or holdings in other shell companies whose securities are traded on the TASE (the “Balance Sheet Test”). The Balance Sheet Test is determined based on the corporation’s financial information as detailed in its financial statements. According to a position statement published by the ISA, a company classified as a shell company according to the TASE definitions will be transferred to the preservation list and will therefore be subject to limited trading (only at the beginning and end of the trading day), which may cause a decrease in the liquidity of its shares.

Following the consummation of the Private Placement, our Ordinary Shares may lose their eligibility to be included in TASE indices, which could reduce the tradability of the Ordinary Shares on the TASE.

According to the TASE bylaws, companies whose material activity is in the field of cryptocurrencies (holding, investing, or mining of decentralized cryptocurrencies) are not eligible for inclusion on the various TASE indices. Non-inclusion on the TASE indices could adversely affect the tradability of our Ordinary Shares on the TASE, reduce trading volume, and decrease the interest of Israeli institutional investors in us.

Following the consummation of the Private Placement, our new line of business may adversely affect our ability to raise capital through public offerings in Israel.

There is currently significant regulatory uncertainty in Israel regarding the public offering of securities of public companies whose primary activity involves digital assets, such as bitcoin. The ISA may determine, at its discretion, not to grant a permit for a prospectus or prospectus supplement (referred to in Israeli as “shelf offering report”) for the public offering of our securities in Israel, including in connection with a request for a shelf prospectus or “shelf offering report.” This could occur due to the evolving regulatory framework applicable to digital assets, the ISA’s developing policy regarding the classification and treatment of digital asset-related activities, or other considerations. As a result, this could adversely affect our ability to raise capital from Israeli investors through public offerings on the TASE. There can be no assurance that the ISA will grant any such permit in the future, or that any such public offering will be permitted under Israeli law.

We may lose our FPI status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer (“FPI”), we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Given the change in our business strategy and governance changes disclosed herein and as a result of future changes, we may lose FPI status, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of the next fiscal year. In order to maintain our current status as an FPI, either (a) a majority of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as an FPI, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

The market price of our ordinary shares may be volatile.

Share price volatility may make it more difficult for you to resell your ordinary shares when you want and at prices you find attractive. Our share price can fluctuate significantly in response to a variety of factors including, among other things:

●	actual or anticipated variations in quarterly results of operations;

●	recommendations by securities analysts;

●	operating and share price performance of other companies that investors deem comparable to us;

●	news reports relating to trends, concerns and other issues in the financial services industry;

●	perceptions in the marketplace regarding us and/or our competitors;

●	new technology used, or services offered, by competitors;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

●	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

●	changes in valuations of Bitcoin and Bitcoin ETFs;

●	changes in government regulations; and

●	geopolitical conditions such as acts or threats of terrorism, military conflicts or pandemics.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our share price to decrease regardless of operating results.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this report on Form 6-K include statements regarding the timing, size and completion (including the ability to meet the required closing conditions such as the ability to get shareholder approval) of each of the Initial Private Placement and the Subsequent Private Placement, the anticipated use of proceeds from each of the Initial Private Placement and the Subsequent Private Placement, the implementation of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on the Company’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury program; the risk that the Company’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purpose; general market, political, and economic conditions in the countries in which the Company operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this report on Form 6-K are identified under the heading “Risk Factors” in this report on Form 6-K and under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that the Company makes and will make with the SEC in the future. the Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280 and 333-288916.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Dated: July 29, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board